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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                                   ESOFT, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    296904105
                                 (CUSIP Number)

                            WILLIAM M. ELLIOTT, ESQ.
                             GATEWAY COMPANIES, INC.
                             4545 TOWNE CENTRE COURT
                               SAN DIEGO, CA 92121
                                  (858)799-3401
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 15, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP NO. 296904105                                       13D                  PAGE _____ OF ______ PAGES
----------------------------------------                                       -------------------------------------

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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        GATEWAY COMPANIES, INC.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  / /
                                                                                           (b)  / /

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3       SEC USE ONLY

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4       SOURCE OF FUNDS* WC

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
        2(e)                                                                                    / /

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6       CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE

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  NUMBER OF SHARES     7     SOLE VOTING POWER   2,377,159
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       ---------------------------------------------------------------------------------------------

                       8     SHARED VOTING POWER    -0-
                       ---------------------------------------------------------------------------------------------

                       9     SOLE DISPOSITIVE POWER    2,377,159
                       ---------------------------------------------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER    -0-
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,377,159
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.3%
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14      TYPE OF REPORTING PERSON*  CO

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

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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This Amendment No. 1 amends and supplements the statement on Schedule 13D, and the cover page thereto, filed on May 8, 2000 (the "Schedule 13D") by Gateway Companies, Inc., a Delaware corporation ("Gateway"), with respect to its beneficial ownership of common stock, $0.01 par value (the "Common Stock"), of eSoft, Inc., a Delaware corporation (the "Issuer").

Item 1.  Security and Issuer.

On April 26, 2000, Gateway acquired 640,796 shares of Common Stock, a warrant to acquire an additional 600,000 shares of Common Stock (the "Initial Warrant") and a right to acquire an additional 640,795 shares of Common Stock (the "Additional Shares"). On September 15, 2000, Gateway and the Issuer agreed that Gateway would relinquish its rights to the Initial Warrant and the Additional Shares, and instead Gateway provided a loan to the Issuer which is convertible into a maximum of 1,136,363 shares of Common Stock within 60 days of this Schedule 13D/A and a new warrant to acquire an additional 600,000 shares of Common Stock which, subject to the satisfaction of certain performance milestones, is exerciseable within 60 days of this Schedule 13D/A. The principal executive offices of the Issuer are located at 295 Interlocken Boulevard, Suite 500, Broomfield, Colorado 80021.

Item 2.  Identity and Background.

This statement is being filed by Gateway, which is a corporation organized under the laws of the State of Delaware. Its principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121. Information in this schedule is also being disclosed by (i) the directors and executive officers of Gateway, (ii) Gateway, Inc., a Delaware corporation and 100% parent of Gateway ("Gateway, Inc."), and (iii) the directors and executive officers of Gateway, Inc., all of whom are set forth on Appendix A attached hereto and incorporated herein by reference. Gateway, Inc.'s principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121.

Gateway is a leading direct marketer of personal computers and related products and services. Gateway develops, manufactures, markets and supports a broad line of desktop and portable PCs, servers and workstations used by individuals, families, businesses, government agencies and educational institutions. Gateway also offers diversified products and services "beyond the box," such as software, peripherals, Internet access services, training programs, support programs and financing programs.

None of Gateway nor any other person disclosed in response to this Item 2 has during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On April 26, 2000, pursuant to a Stock and Warrant Purchase and Investor Rights Agreement (the "Stock Purchase Agreement"), Gateway acquired 640,796 shares of Common Stock for $19.507 per share (subject to adjustment upon the occurrence of certain events) or an aggregate total amount of


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$12,500,000. On September 15, 2000, pursuant to the First Amendment to the Stock
Purchase Agreement (the "Amendment"), Gateway loaned $12,500,000 to the Issuer and received a 7% Convertible Subordinated Promissory Note evidencing such loan (the "Promissory Note"). At any time during the four-year term of the Promissory Note, the Promissory Note is convertible at Gateway's election into shares of the Issuer's Common Stock at the then-fair market value of the Common Stock, with a maximum conversion rate of $19.507 and a minimum conversion rate of $11.00 per share (subject to adjustment upon the occurrence of certain events). The source of the funds for the purchase price and the loan was Gateway's working capital. Gateway did not acquire any of the Common Stock or the Promissory Note with borrowed funds.

Pursuant to the Stock Purchase Agreement as amended by the Amendment, Gateway also acquired a warrant (the "Gateway Warrant") exerciseable for 600,000 shares of Common Stock at $11.00 per share (subject to adjustment upon the occurrence of certain events).

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by the text of such agreement which is attached as Exhibit 1 to the
Schedule 13D, and which is incorporated herein by this reference. The foregoing descriptions of the Amendment, the Warrant and the Promissory Note are qualified in their entirety by the text of such agreements which are attached hereto as Exhibits 2, 3 and 4, respectively, and which are incorporated herein by this reference.

Item 4.  Purpose of Transaction.

Gateway acquired the Common Stock and if exercised, the Common Stock issuable upon exercise of the Gateway Warrant and conversion of the Promissory Note, as an investment. The persons other than Gateway described in Item 2 do not own any shares of the Issuer.

Except as set forth in this Item 4, neither Gateway nor any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Gateway expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, Gateway reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, Gateway may, subject to applicable securities laws, at any time and from time to time acquire additional shares of the Issuer's Common Stock or securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; dispose of shares of the Issuer's Common Stock or other securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; and/or enter into privately negotiated derivative transactions with one or more parties to hedge the market risk of some or all of its positions in the Issuer's Common Stock or such other securities. Any such transactions may be effected at any time and from time to time.

Item 5.  Interest in Securities of the Issuer.

On April 26, 2000, pursuant to the Stock Purchase Agreement, Gateway acquired 640,796 shares of Common Stock for $19.507 per share (subject to adjustment upon the occurrence of certain events) or an aggregate total amount of $12,500,000. On September 15, 2000, pursuant to the Amendment, Gateway loaned $12,500,000 to the Issuer and received a 7% convertible


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subordinated Promissory Note evidencing such loan. In connection with the transaction, the Issuer granted Gateway the Gateway Warrant to acquire an additional 600,000 shares at a price per share of $11.00 (subject to adjustment upon the occurrence of certain events). Due to the possibility that it may convert the Promissory Note and/or exercise the Gateway Warrant, Gateway may be deemed to presently be the beneficial owner of shares of the Common Stock obtainable upon conversion of the Promissory Note and upon exercise of the Gateway Warrant pursuant to Exchange Act Rule 13d-3(d)(1)(i)(B). Gateway's beneficial ownership of the Common Stock represents approximately 14.3% of the Issuer's outstanding Common Stock (including the Common Stock that may be deemed to be beneficially held by Gateway as a result of conversion of the Promissory Note and exercise of the Gateway Warrant) based upon the outstanding shares of Common Stock set forth in the Issuer's Form 10-K filed with the Securities and Exchange Commission for the Company's fiscal year ended December 31, 1999. Other than Gateway, Inc. through its ownership of Gateway, no other person disclosed in response to Item 2 beneficially owns any shares of the Issuer's Common Stock.

Gateway has sole voting power and sole dispositive power of the Common Stock that it holds, and, upon conversion of the Promissory Note and exercise of the Gateway Warrant, will have sole voting and dispositive power of the Common Stock it holds as a result of such conversion and/or exercise. In the last sixty days, none of Gateway nor any other person disclosed in response to Item 2 has been a party to any transaction in the Common Stock. Gateway knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Stock Purchase Agreement as amended by the Amendment, Gateway received the Promissory Note, the Gateway Warrant and a right of first refusal with respect to future issuances of securities by the Issuer. The Issuer also gave Gateway certain demand and piggy-back registration rights with respect to the Common Stock issued to Gateway under the Stock Purchase Agreement as amended by the Amendment and the Common Stock issuable to Gateway upon conversion of the Promissory Note and exercise of the Gateway Warrant.

Except as disclosed in this Item 6, none of Gateway nor any other person disclosed in response to Item 2 is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Stock Purchase Agreement and the Amendment are qualified in their entirety by the text of such agreements which are attached as
Exhibit 1 to the Schedule 13D and as Exhibit 2 to this Schedule 13D/A, respectively, and which are incorporated herein by this reference.

Item 7.           Material to Be Filed as Exhibits.

         The information set forth in the Exhibit Index is incorporated herein by reference.


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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2000                   GATEWAY COMPANIES, INC.


                                            By:  /s/ William M. Elliott
                                               ----------------------------
                                               William M. Elliott
                                               Senior Vice President and
                                               Secretary


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


                                                   SCHEDULE 13D

                                                   ESOFT, INC.,
                                                      ISSUER


                                                    APPENDIX A

          NAME            PRESENT PRINCIPAL OCCUPATION   GATEWAY, INC.   GATEWAY, INC.        GATEWAY           GATEWAY
     CITIZENSHIP(1)                                      EXEC. OFFICER      DIRECTOR      COMPANIES, INC.   COMPANIES, INC.
       ADDRESS(2)                                                                          EXEC. OFFICER       DIRECTOR
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
THEODORE W. WAITT         Chairman of the Board                                X

JEFFREY WEITZEN           President and                        X               X                 X                 X
                          Chief Executive Officer

DAVID J. ROBINO           Vice Chairman                        X                                 X

R. TODD BRADLEY           Executive Vice President,                                              X
                          Global Operations

PETER B. ASHKIN           Senior Vice President,               X
                          Chief Technology Officer

JOSEPH J. BURKE           Senior Vice President,                                                 X
                          Global Business Development

JACK N. DOLLARD           Senior Vice President,                                                 X
                          Manufacturing

WILLIAM M. ELLIOTT        Senior Vice President,               X                                 X                 X
                          General Counsel and
                          Secretary

MICHAEL D. HAMMOND        Senior Vice President,               X
                          Business Process
                          Simplification

CLIFFORD S. HOLTZ         Senior Vice President,                                                 X
                          Gateway Consumer

SUSAN B. PARKS            Senior Vice President,                                                 X
                          Gateway Business


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JAMES T. POLLARD          Senior Vice President,               X
                          Chief Information Officer

JOHN M. RENFRO            Senior Vice President,               X
                          Human Resources

MIKE SWALWELL             Senior Vice President,               X
                          Regional Managing Director
                          - EMEA

JOHN J. TODD              Senior Vice President and            X                                 X                 X
                          Chief Financial Officer


GEORGE H. KRAUSS          Director                                             X
                          (attorney with law firm of
                          Kutak Rock)

RICHARD D. SNYDER         Director                                             X
                          (President - Avalon
                          Investments, Inc.)

DOUGLAS L. LACEY          Director                                             X
                          (Partner in accounting firm
                          of Nichols, Rise & Company,
                          L.L.P.)

CHARLES G. CAREY          Director                                             X
                          (Chairman of the Board and
                          Chief Executive Officer of
                          Fox Television Division of
                          Fox Inc. and Co-Chief
                          Operating Officer of News
                          Corporation)

JAMES F. MCCANN           Director                                             X
                          (President of 1-800-FLOWERS)

ELIZABETH DOLE            Director                                             X
                          (former President of the
                          Red Cross)

(1)      All are United States citizens.
(2)      All addresses are 4545 Towne Centre Court, San Diego, CA 92121.


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Exhibit Index

  1. Stock and Warrant Purchase and Investor Rights Agreement dated April 26, 2000 (previously filed as Exhibit 1 to the Schedule 13D filed by Gateway Companies, Inc. on May 8, 2000).
  2. First Amendment to Stock and Warrant Purchase and Investor Rights Agreement dated September 15, 2000.
  3.   Warrant to Purchase Common Stock dated September 15, 2000.
  4.   Convertible Subordinated Promissory Note dated September 15, 2000.


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